Exhibit 99.1

ParaZero Secures Second Substantial Order from Major Global Defense Corporation

Kfar Saba, Israel, Jan. 30, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced it has received a second substantial order from a major global defense corporation for its advanced interception net-pods.

This follow-on order builds on the company's earlier success with the same strategic partner and underscores the proven effectiveness and growing demand for ParaZero's counter-UAS technologies. The order is for operational net-pods designed to address a wide range of aerial drone threats, providing reliable, kinetic interception capabilities that minimize collateral damage in complex environments.

ParaZero's DefendAir system, which incorporates patented net-launching technology, has demonstrated exceptional performance- including 100% interception success in prior field trials - making it a critical layer in modern multi-layered counter-drone defense strategies. These net-pods are engineered for integration across various platforms, delivering precise and effective neutralization of hostile Drones.

"We are delighted to announce this second substantial order, that further validates the trust our partner places in ParaZero's innovative anti-drone solutions," said Ariel Alon, CEO of ParaZero. "As aerial drone threats continue to evolve in sophistication and scale, our operational net-pods provide essential protection for military and homeland security forces worldwide. This repeat business highlights the reliability, modularity, and real-world impact of our DefendAir technology and reinforces our position as a leader in the global counter-UAS market."

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the growing demand for its counter-UAS technologies and how aerial drone threats continue to evolve in sophistication and scale.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com